Exhibit 99.2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

1.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2012 TO 2014

2.	REVISED CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2011

The Company and the Board of Directors warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.

Note: This announcement is made pursuant to the requirements of Chapter 14A of the HKEx Listing Rules and Rules 10.2.12 and 16.1 of the Shanghai Listing Rules.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2012 TO 2014

References are made to the circular of the Company dated 5 September 2008 in relation to the Continuing Connected Transactions and the announcement of the Company dated 26 and 27 August 2010 on websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively revising certain annual caps of the Continuing Connected Transactions. At the extraordinary general meeting of the Company held on 21 October 2008, the Independent Shareholders approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2011.

The Company would continue the Continuing Connected Transactions after 31 December 2011 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2012 to 31 December 2014), including disclosing further information thereof in this announcement and seeking approvals from the Independent Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps).

REVISED CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2011

References are made to the announcement of the Company dated 27 and 28 August 2008 on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively in relation to the Continuing Connected Transactions.

The Company has closely monitored the performance of the Continuing Connected Transactions. The Board considers that the existing annual cap in respect of 2011 for certain categories of the Continuing Connected Transactions, namely the Relevant Categories, may not be able to satisfy the Group’s requirements for the whole year. The Board therefore proposes that the existing annual cap for the Relevant Categories in respect of 2011 (i.e. the Revised 2011 Caps) be revised in order to cater for the Group’s demand for the year ending 31 December 2011. The Revised 2011 Caps are subject to disclosure requirements under the HKEx Listing Rules and the Shanghai Listing Rules.

APPROVAL BY BOARD OF DIRECTORS AND INDEPENDENT SHAREHOLDERS

On 24 and 25 August 2011, the second meeting of the fifth session of the Board was convened by way of a physical meeting, at which the non-connected Directors unanimously approved the resolution on renewing and revising the abovementioned caps. Each of Mr Jiang Jiemin, Chairman of the Company, Mr. Zhou Jiping, Vice Chairman of the Company, and Directors Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan, has abstained from voting in view of their position as connected directors. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules and the Shanghai Listing Rules. Transactions between the Company and CNPC constitute connected transactions of the Company under the HKEx Listing Rules and the Shanghai Listing Rules. The New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions are subject to approval by the Independent Shareholders under the HKEx Listing Rules and the Shanghai Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolutions approving the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions under the Comprehensive Agreement.

The Audit Committee of the Board has reviewed the New Comprehensive Agreement and Proposed Caps of the Non-Exempt Continuing Connected Transactions, and is of the view that such transactions are in the ordinary course of business of the Company, and have been entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties. It is also of the view that such transactions are fair and reasonable to, and in the interest of, the Company and the Shareholders as a whole. On such basis, the Audit Committee suggested the non-connected directors of the Company and the Independent Shareholders to consent to such transactions.

Further, an Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

CIRCULAR, VIEWS OF THE INDEPENDENT BOARD COMMITTEE AND ADVICE OF THE INDEPENDENT FINANCIAL ADVISOR

In accordance with the HKEx Listing Rules, the views of the Independent Board Committee as well as the advice of the Independent Financial Advisor to the Independent Board Committee and the Independent Shareholders in respect of the terms and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions will be stated in a circular to be despatched to the Shareholders.

A circular containing, amongst other things, further information on the terms of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor, together with a notice to convene the Extraordinary General Meeting to approve the terms and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, is expected to be issued to the Shareholders on or before 5 September 2011.

1.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2012 TO 2014

1.1	Background

References are made to the circular of the Company dated 5 September 2008 in relation to the Continuing Connected Transactions and the announcements of the Company dated 26 and 27 August 2010 on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively revising certain annual caps of the Continuing Connected Transactions. At the extraordinary general meeting of the Company held on 21 October 2008, the Independent Shareholders approved the Continuing Connected Transactions and the annual caps for the three years ending 31 December 2011.

The Company would continue the Continuing Connected Transactions after 31 December 2011 and therefore will, in accordance with the HKEx Listing Rules, comply with the provisions of Chapter 14A of the HKEx Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2012 to 31 December 2014), including disclosing further information thereof in this announcement and seeking approvals from the Independent Shareholders for the Non-Exempt Continuing Connected Transactions (including the relevant Proposed Caps).

1.2	Continuing connected transactions under the Comprehensive Agreement

1.2.1	The original Comprehensive Agreement

The Company and CNPC entered into the Comprehensive Agreement on 27 August 2008 for the provision (1) by the Group to CNPC and (2) by CNPC to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its subsidiaries and relevant units (including their respective subsidiaries, branches and relevant units). The material terms are as follows:

(1)	Products and services to be provided by the Group to CNPC/Jointly-held Entities

(a)	Products and services including those relating to refined oil products, chemical products, natural gas, crude oil, supply of water, electricity, gas, heating, quantifying and measuring, quality inspection, entrusted management and other products and services as may be requested by CNPC for its own consumption, use or sale from time to time; and

(b)	Financial services provided by the Group to Jointly-held Entities, including but not limited to provision of entrustment loans and guarantees.

(2)	Products and services to be provided by CNPC to the Group

The products and services to be provided by CNPC to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC. They have been grouped together and categorised according to the following types of products and services:

(a)	Construction and technical services, mainly associated with products and services to be provided at the stage prior to commission and production, including but not limited to exploration technology service, downhole operation service, oilfield construction service, oil refinery construction service and engineering design service;

(b)	Production services, mainly associated with products and services to be provided after the formal commission and production has taken place, arising from the day-to-day operations of the Group, including but not limited to water supply, electricity supply, gas supply and communications;

(c)	Material supply services, mainly involving the agency services on the procurement of materials both before and after commission and production, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials, which by virtue of its nature, are not covered in the construction and technical services and production services referred to above;

(d)	Social and ancillary services, including but not limited to security services, education, hospitals, property management, staff canteen, training centers and guesthouses; and

(e)	Financial services, including loans and other financial assistance, deposits services, entrustment loans, settlement services and other intermediary services.

1.2.2	General principles

The Comprehensive Agreement requires in general terms that:

•	the quality of products and services to be provided should be satisfactory to the recipient;

•	the price at which such products and services are to be provided must be fair and reasonable; and

•	the terms and conditions on which such products and services are to be provided should be no less favourable than those offered by independent third parties.

1.2.3	Pricing determination

The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. If, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

(a)	government-prescribed price (at present, this applies to products and services such as refined oil products, natural gas, oil refinery construction, engineering design, project monitoring and management); or

(b)	where there is no government-prescribed price, then according to the relevant market prices (at present, this applies to products and services such as asset leasing, repair of machinery, transportation, purchase of material, and municipal facilities, etc.); or

(c)	where neither (a) nor (b) is applicable, then according to:

(i)	the actual cost incurred (at present, this applies to products and services such as library information and filing, maintenance of roads, retirement administration and reemployment training); or

(ii)	the agreed contractual price, being the actual cost for the provision of such product or service plus an additional margin of not more than:

(1)	15 per cent. (which includes finance costs, general and administrative expenses and a profit margin) for certain construction and technical services (at present, this applies to products and services such as geological surveying, drilling, well cementing, logging, mud logging, well testing and oilfield construction) provided that, such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

(2)	3 per cent. for all other types of products and services priced in accordance with the agreed contractual price (at present, this applies to products and services such as downhole operations, equipment repairing and supporting, equipment antiseptic testing and research, technical services, communications, fire fighting, quality inspection, storage of materials, delivery of materials and training centers).

The definition of “government-prescribed price” refers to the price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organisation responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organisation or structure) or other regulatory departments; or

The definition of “market price” refers to the price determined in accordance with the following order:

(i)	the price charged by independent third parties in areas where such type of service is provided and on normal terms in the area where the service is being provided at that time; or

(ii)	the price charged by independent third parties in nearby areas where such type of service is provided and on normal terms in the area or country adjacent to the area where the service is being provided at that time.

The definitions of cost price and agreed contractual price include a provision that the aggregate value, in each future financial year, of all products and services which are required to be priced at cost or at agreed contractual prices to be provided under the Comprehensive Agreement, shall not exceed the aggregate value, calculated on an adjusted basis as if the Comprehensive Agreement had been in effect during the year ended 31 December 1998, of all products and services which were required to be priced at cost or at agreed contractual prices during the year ended 31 December 1998, being RMB36.9 billion (the “1998 Amount”), subject to any necessary adjustment for inflation or deflation, as appropriate, for the relevant year.

However, if the cost for certain products or services fluctuate by reason of inflation, the Company can purchase services and products from CNPC for an amount in excess of the 1998 Amount, provided that such excess amount shall not exceed the amount calculated in accordance with the national average inflation rate. If in any future financial year, the Company, due to any events or factors beyond the control of the Company (e.g. natural disasters) or the development of new projects, is required to purchase additional products and services required to be priced at cost or at agreed contractual prices, and the purchase amount exceeds the 1998 Amount (as adjusted for inflation or deflation as appropriate), then that decision to purchase such additional products or services should be authorised by the Board and the management of the Company on the basis of any revised business plan and comprehensive financial analysis, to ensure that such purchases will allow for a reasonable return to the Shareholders.

Further, the Comprehensive Agreement stipulates, among other things, that:

•

the loans and deposit services shall be provided at prices determined in accordance with the relevant interest rate and standard for fees as promulgated by the People’s Bank of China. Such prices must also be more favourable to the Group than those provided by independent third parties; and

•

the guarantees shall be provided at prices not higher than the fees charged by the state policy banks in relation to the provision of guarantees. References must also be made to the relevant government-prescribed price and market price.

In the event that the relevant Proposed Caps are to be exceeded, the Company will comply with the requirements of the HKEx Listing Rules.

1.2.4	Coordination of annual demand of products and services

Two months prior to the end of each financial year, both parties are required to prepare and submit to each other an annual plan detailing the estimated demand for products and services to be rendered in accordance with the Comprehensive Agreement for the forthcoming financial year.

1.2.5	Rights and obligations

The Group retains the right to choose to receive products and services, as contemplated under the Comprehensive Agreement, from independent third parties where the terms and conditions as to price or quality of products or services offered by such third parties may be superior to those offered by CNPC.

In addition, the Comprehensive Agreement does not require provision of products and services on an exclusive basis. Each party may provide products and services to other third parties, subject always to the obligation that each party must be able to provide those products and services which may be required to be provided in accordance with the Comprehensive Agreement and the annual plan then in force.

1.2.6	Term and termination

The term of the Comprehensive Agreement was 3 years commencing 1 January 2009. During the term of the Comprehensive Agreement, termination of the individual product and service implementation agreements may be effected from time to time by the parties to the product and service implementation agreements providing at least 6 months’ written notice of termination in relation to any one or more categories of products or services. Further, in respect of any products or services already contracted to be provided, termination may not take place until after such products and services have been provided.

In the event that the Company is unable to find an alternative product or service provider (which fact shall be communicated by the Company to CNPC from time to time), then unless permitted by the Company, CNPC must continue to provide such products or services.

1.2.7	New Comprehensive Agreement

On 25 August 2011, the Company entered into the New Comprehensive Agreement with CNPC. The term of the New Comprehensive Agreement is 3 years commencing 1 January 2012, while other terms and conditions remain unchanged from the Comprehensive Agreement.

The independent non-executive Directors constituting the Independent Board Committee will give their view on the New Comprehensive Agreement after considering the advice from the Independent Financial Advisor on the terms and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, and their view will be given in the circular to be despatched to the Shareholders.

1.3	Rentals to be paid by the Group to CNPC in respect of land

The Company entered into the Land Use Rights Leasing Contract with CNPC on 10 March 2000 under which CNPC has leased parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group covering an aggregate area of approximately 1,145 million square meters, located throughout the PRC, to the Company for a term of 50 years. The Board believes that a term of 50 years is appropriate for the Land Use Rights Leasing Contract, since the Company is one of China’s largest petroleum companies engaging in exploration, development, production and sale of crude oil, natural gas and chemicals, the relevant land leases are of material significance of its operations. The long stability of a 50-year tenure is required to avoid the unnecessary disruption of its operations and such tenure conforms with normal business practice in the PRC property market. The total fee payable for the lease of all such property may, after the expiration of 10 years from the date of the Land Use Rights Leasing Contract, be adjusted (to reflect market conditions prevalent at such time of adjustment, including current market prices, inflation or deflation, as appropriate, and such other pertinent factors as may be considered in negotiating and agreeing to any such adjustment) by agreement between the Company and CNPC.

Having regard to the operational need of the Company and changes in the property markets in the recent years, the Company entered into a supplemental agreement to the Land Use Rights Leasing Contract with CNPC on 25 August 2011, pursuant to which the parties reconfirmed the area of the leased land parcels, and the Company agreed to rent from CNPC parcels of land situate at 16 different provinces/municipalities with an area of approximately 1,782.97 million square metres. Further, the parties agreed to adjust the total rental fees in accordance to the reconfirmed area of leased land parcels and the current situation of the property market, and the adjusted annual rental fee (exclusive of tax and government charges) of the rented parcels of land shall be not more than RMB3,892 million. The expiry date of the Land Use Rights Leasing Contract as amended by the supplemental agreement would be the same as the original Land Use Rights Leasing Contract. The supplemental agreement will take effect from 1 January 2012 upon the approval of the Board. The Company and CNPC may adjust the area of parcels of land leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price.

The Directors (including the independent non-executive Directors) consider it is normal business practice for the Land Use Rights Leasing Contract to have a term of 50 years. Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the Land Use Rights Leasing Contract (as amended by the supplemental agreement) and has confirmed that the current rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level, and the term of 50 years is in line with the normal practice in the PRC. The date of valuation is 30 June 2011.

The Independent Financial Advisor will opine, in its advice to be contained in the Company’s forthcoming circular, on whether it is normal business practice for the Land Use Rights Leasing Contract (as amended by the supplemental agreement) to have a term of a longer period than three years.

1.4	Rentals to be paid by the Group to CNPC in respect of buildings

The Company and CNPC entered into the Buildings Leasing Contract on 10 March 2000 and the Supplemental Buildings Leasing Agreement on 26 September 2002, pursuant to which CNPC has leased to the Company buildings with an aggregate gross floor area of 712,500 square meters, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc. The Company is responsible for the payment of any governmental, legal or other administrative taxes and maintenance charges required to be paid in connection with these leased buildings.

Members of CNPC which own one or more of the leased buildings will enter into individual building leasing contracts with the Company. The individual building leasing contracts may only contain provisions which are consistent with the terms and conditions of the Buildings Leasing Contract.

One month prior to the end of each financial year, CNPC and the Company shall make and agree upon a rental fee distribution plan setting out specific prices for the buildings according to their geographical locations and conditions. The Company and CNPC agreed to, based on their needs for production and operation or the changes of the market prices of the buildings, adjust the numbers and the sizes of the buildings leased under the Buildings Leasing Contract as well as the Supplemental Buildings Agreement every three years.

On 25 August 2011, the Company entered into an amended Buildings Leasing Contract, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres. Further, the parties agreed to adjust the average rental fee of buildings under the amended Buildings Leasing Contract to RMB1,049 per year per square metre. The expiry date of the amended Buildings Leasing Contract is the same as the Buildings Leasing Contract. The Company and CNPC may adjust the area of building leased and the rental fees every three years as appropriate by reference to the status of the production and operations of the Company and the prevailing market price, but the adjusted rental fees shall not exceed the comparable fair market price.

The Board believes that a term of 20 years is appropriate for the amended Buildings Leasing Contract, since the Company is one of China’s largest petroleum companies engaging in exploration, development, production and sales of crude oil, natural gas and chemicals and the relevant building leases are of material significance of its operations. Further, the long stability of a 20-year tenure is required to avoid the unnecessary disruption of its operations.

The Directors (including the independent non-executive Directors) consider it is normal business practice for the amended Buildings Leasing Contract to have a term of 20 years. Savills Valuation and Professional Services Limited, an independent valuer, has reviewed the amended Buildings Leasing Contract and has confirmed that the current rentals payable by the Company to CNPC are fair and reasonable and such rentals are not higher than the market level, and the term of 20 years is in line with the normal practice in the PRC. The date of valuation is 30 June 2011.

1.5	Historical amounts, existing caps, proposed caps and rationale

The Board has considered and proposed that the following proposed maximum values in respect of the Continuing Connected Transactions which will serve as the annual caps of the relevant transactions above for the period from 1 January 2012 to 31 December 2014:

Transactions	Historical amount	Existing 2011 annual cap	Proposed caps for 2012 to 2014	Basis of determination of the proposed caps
(1) Products and services to be provided by the Group to CNPC and Jointly-held Entities

(a) Products and services	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB33,583 million, RMB51,318 million and RMB28,458 million, respectively	For the year ending 31 December 2011, RMB167,981 million	For the three years ending 31 December 2014, RMB152,541 million, RMB165,371 million and RMB184,099 million, respectively

The annual proposed caps for the products and services to be provided by the Group to CNPC and Jointly-held Entities have been determined with reference to the historical transactions and transaction amounts in providing products and services by the Group to CNPC; the estimated business growth of the Group; the estimated business growth of CNPC; the potential fluctuations and increases in the prices of crude oil, petrochemical products, natural gas and other oil products and services both in the international market and in the domestic market; and quantities of crude oil required (by CNPC as decreed by the government).

The Group is of the view that the proposed increase in annual cap is in line with the estimated development of the business of the Group and the CNPC Group, and is determined based on principles of fairness and reasonableness.

(b) Financial services	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB639 million, RMB396 million and RMB696 million, respectively	For the year ending 31 December 2011, RMB51,839 million	For the three years ending 31 December 2014, RMB21,329 million, RMB21,998 million and RMB23,157 million, respectively

The annual proposed caps for the financial services, including but not limited to guarantees and entrustment loans, to be provided by the Group to the Jointly-held Entities have been determined with reference to the business development and financing needs of the Jointly-held Entities; and the acquisition opportunities which may arise from time to time in the international market. The Group’s strategic objective is to become an international petroleum company with significant oil assets both onshore and offshore as well as in both the PRC and international markets. The Group is of the view that the provision of financial services to the Jointly-held Entities will enable them to have sufficient funding for future acquisition.

CNPC Finance’s charges on entrustment loans are lower than the comparable market level. Further, CNPC Finance offers more convenience, efficiency and security than other commercial banks in the market in the loan approval processes and settlement efficiency.

(2) Products and services to be provided by CNPC to the Group

(a) Construction and technical services	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB117,283 million, RMB132,659 million and RMB37,529 million, respectively	For the year ending 31 December 2011, RMB215,526 million	For the three years ending 31 December 2014, RMB263,280 million, RMB278,320 million and RMB261,680 million, respectively

The annual proposed caps for the provision of construction and technical services have been determined with reference to the completed transactions and transaction amounts for the construction and technical services provided by CNPC to the Group; the estimated business growth of the Company and the increase in capital investment for pipelines construction and refinery projects during 2012-2014.

The Group has obtained construction and technical services from CNPC in the ordinary course of business, and as one of the most experienced companies in the world, the construction and technical services CNPC provided to the Group are quality services. CNPC is also one of the few companies in the PRC which provide quality petrochemical related construction and technical services.

The Group is of the view that the proposed increase in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

(b) Production services	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB70,294 million, RMB91,854 million and RMB47,237 million, respectively	For the year ending 31 December 2011, RMB182,798 million	For the three years ending 31 December 2014, RMB220,081 million, RMB235,022 million and RMB253,476 million, respectively

The annual proposed caps for the production services provided by CNPC to the Group have been determined with reference to the previous transactions conducted and transaction amounts in respect of production services provided by CNPC to the Group; the estimated business growth of the Group; and the potential fluctuations and increases in the international and the PRC market prices of crude oil, petroleum and petrochemical products, leading to higher energy costs in the production process.

Production services mainly consist of water supply, electricity supply, gas supply and the supply of petroleum, natural gas and petrochemical products by CNPC and Jointly-held Entities to the Group. The Group is of the view that the proposed increase in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

(c) Material supply services	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB3,286 million, RMB6,543 million and RMB2,893 million, respectively	For the year ending 31 December 2011, RMB6,985 million (proposed to be revised to RMB22,669 million)	For the three years ending 31 December 2014, RMB25,531 million, RMB24,129 million and RMB25,397 million, respectively

The annual caps for the supply of materials services paid by the Group to CNPC have been determined by reference to the estimated business growth of the Company; and increases in the volume of purchases by the Group.

CNPC is one of the leading buyers of petrochemical raw materials in the PRC. With the economy of scale and to increase the collective bargaining power of CNPC, the centralized materials purchase by CNPC thus stabilise the purchase prices of the Company’s raw materials.

With the Company’s dominant position and increase in the petroleum and petrochemical industries of the PRC, as well as the increase in the size of business, these ongoing connected transactions and transaction amounts are expected to increase.

On the other hand, the Group is also involved in a number of pipeline construction and refinery projects in which CNPC provides to the Group material supply services.

The Group is of the view that the proposed increase in annual cap is in line with the estimated development of the business of the Group, and is determined based on principles of fairness and reasonableness.

(d) Social and ancillary services	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB5,463 million, RMB6,683 million and RMB3,049 million, respectively	For the year ending 31 December 2011, RMB8,040 million	For the three years ending 31 December 2014, RMB8,040 million, RMB8,040 million and RMB8,040 million, respectively

A majority of the Group’s local companies are situate in isolated industry or mining zones, where no social and ancillary services are available from independent third parties on more favourable terms, if at all. It is therefore more convenient to have CNPC provide such services.

The annual proposed caps for social and ancillary services have been determined with reference to the previous transactions conducted and transaction amounts in respect of the social and ancillary services provided by CNPC to the Group, estimated growth of the Group’s business and possible future reforms to the social and ancillary services provided by CNPC. The Group is of the view that the proposed annual cap is in line with the development of the business of the Group, and is determined based on principles of fairness and reasonableness.

(e) Financial services (note 1)

(i) Aggregate of maximum daily deposits made by the Group with CNPC and the interests received in respect of these deposits	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB18,565 million, RMB40,049 million and RMB40,290 million, respectively	For the year ending 31 December 2011, RMB42,300 million	For the three years ending 31 December 2014, RMB70,000 million, RMB70,000 million and RMB70,000 million, respectively (note 2)

The annual proposed caps for the financial services (aggregate of deposits and interests) provided by CNPC to the Group have been determined with reference to the estimated business growth of the Group; the Group’s historical cashflow and levels of deposits; the competitive interest rates offered by CNPC Finance, Kunlun Bank and other financial institutions.

In order to optimise cash flow management and capital efficiency of the Group and CNPC, there is the specific target of providing a centralised financial management by CNPC Finance, Kunlun Bank and other financial institutions, which provides a full range of financial services to the Group and CNPC. The Group is of the view that the proposed increase in annual cap is in line with the development of the business of the Group, and is determined based on principles of fairness and reasonableness.

Fees and interest rates with respect to financial services provided by CNPC Finance and Kunlun Bank are determined in accordance with the benchmark promulgated by the People’s Bank of China, or other regulations by financial regulatory bodies (where applicable). CNPC Finance and Kunlun Bank offer interest rates, fee scale or other terms to the Group that are more favourable than those offered by independent third parties.

(ii) Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB435 million, RMB1,392 million and RMB390 million, respectively	For the year ending 31 December 2011, RMB2,016 million	For the three years ending 31 December 2014, RMB2,801 million, RMB2,925 million and RMB3,055 million, respectively

To optimise cash flow management and capital efficiency of the Group and CNPC, there is the specific target of providing a centralised financial management by CNPC Finance, Kunlun Bank and other financial institutions, which provides a full range of financial services to the Group and CNPC.

Through captive insurance and property insurance services provided by CNPC, the Group obtains an indirect access to the reinsurance market and coverage on a wider spectrum of risks as compared to external insurance companies. This enhances the Group’s ability to manage risks.

Fees and interest rates with respect to financial services provided by CNPC Finance and Kunlun Bank are determined in accordance with the benchmark promulgated by the People’s Bank of China, or other regulations by financial regulatory bodies (where applicable). CNPC Finance and Kunlun Bank offer interest rates, fee scale or other terms to the Group that are more favourable than those offered by independent third parties. Currently, settlement services provided by CNPC Finance and Kunlun Bank (including bills of exchange, entrusted fund collection, online settlement, account management and fund management, etc.) are free of charge, and offer more simplicity and expediency in terms of approval process and settlement efficiency.

(f) Rentals to be paid by the Group to CNPC in respect of land	For the year ended 31 December 2009, approximately RMB2,222 million (inclusive of tax and government charges) and RMB2,000 million (exclusive of tax and government charges); for the year ended 31 December 2010, approximately RMB2,250 million (inclusive of tax and government charges) and RMB2,000 million (exclusive of tax and government charges); for the 6 months ended 30 June 2011, approximately RMB961 million (inclusive of tax and government charges)	For the year ending 31 December 2011, RMB3,786 million (inclusive of tax and government charges)	For the three years ending 31 December 2014, RMB3,892 million, RMB3,892 million and RMB3,892 million, respectively (exclusive of tax and government charges)	The Board considers that the proposed caps on the rental of land parcels pursuant to the amended Land Use Right Leasing Contract and the supplemental agreement ensures that the Company may implement its business development plans. Each of the annual proposed caps comprises of the annual leasing fee (exclusive of tax and government charges) in accordance with the Land Use Rights Leasing Contract. Savills Valuation and Professional Services Limited, an independent valuer, has conducted independent and objective appraisal on the valuation of the lands leased to the Group, and are of the view that the rentals are not higher than the market level.

(g) Rentals to be paid by the Group to CNPC in respect of buildings	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB205 million, RMB195 million and RMB85 million, respectively	For the year ending 31 December 2011, RMB221 million (proposed to be revised to RMB771 million)	For the three years ending 31 December 2014, RMB771 million, RMB771 million and RMB771 million, respectively	The Board considers that pursuant to the amended Buildings Leasing Contract, the annual proposed caps in respect of the building leases provided by CNPC to the Group can support future business development and planning. The annual proposed caps are in accordance with the amended Buildings Leasing Contract, and Savills Valuation and Professional Services Limited, an independent valuer, has conducted an independent and objective appraisal on the valuation of the lands leased to the Group, and are of the view that the rentals are not higher than the market level.

Notes:

1.	The New Comprehensive Agreement also provides for loans and other financial assistance to be provided by CNPC/Jointly-held Entities to the Group. These are exempted under Rule 14A.65(4) of the HKEx Listing Rules from the reporting, announcement and the independent shareholders’ approval requirements set out in Chapter 14A of the HKEx Listing Rules. Please refer to paragraph 1.7.1 for details.
2.	Out of the said amounts, the aggregate of maximum daily deposits made by the Group with CNPC Finance and the interests thereon shall not exceed RMB46,900 million.

1.6	Reasons for and benefits of the Continuing Connected Transactions

The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Company and CNPC, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the Continuing Connected Transactions have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Proposed Caps are fair and reasonable.

The independent non-executive Directors constituting the Independent Board Committee will give their view on the Non-Exempt Continuing Connected Transactions and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions after considering the advice from the Independent Financial Advisor, and their view will be given in the circular to be despatched to the Shareholders.

1.7	Disclosure and independent shareholders approval requirements

1.7.1	Under the HKEx Listing Rules, loans and other financial assistance to be provided by CNPC to the Group, being financial assistance provided by a connected person for the benefit of the listed issuer on normal commercial terms (or better to the listed issuer) where no security over the assets of the listed issuer is granted in respect thereof, is exempted under Rule 14A.65(4) of the HKEx Listing Rules from the reporting, announcement and the independent shareholders’ approval requirements set out in Chapter 14A of the HKEx Listing Rules.

1.7.2	Under the HKEx Listing Rules, the following category of Continuing Connected Transactions is exempted from the reporting, announcement and the independent shareholders’ approval requirements set out in Chapter 14A of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 0.1% under Rule 14A.33(3)(a) of the HKEx Listing Rules:

(2)(g)	Rentals to be paid by the Group to CNPC in respect of buildings

1.7.3	Under the HKEx Listing Rules, the following categories of Continuing Connected Transactions are exempted from the independent shareholders’ approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 5% under Rule 14A.34(1) of the HKEx Listing Rules:

(1)(b)	Financial services to be provided by the Group to CNPC/Jointly-held Entities

(2)(c)	Material supply services to be provided by CNPC to the Group

(2)(d)	Social and ancillary services to be provided by CNPC to the Group

(2)(e)(i)	Aggregate of the maximum daily amount of deposits made by the Group with CNPC and the total amount of interest received in respect of these deposits

(2)(e)(ii)	Insurance, fees and expenses for entrustment loans, settlement services and other intermediary services provided by CNPC to the Group

(2)(f)	Rentals to be paid by the Group to CNPC in respect of land

1.7.4	Under the HKEx Listing Rules, the following transactions are Non-Exempt Continuing Connected Transactions which are subject to the reporting, announcement and independent shareholders’ approval requirements:

(1)(a)	Products and services to be provided by the Group to CNPC/ Jointly-held Entities

(2)(a)	Construction and technical services to be provided by CNPC to the Group

(2)(b)	Production services to be provided by CNPC to the Group

The Non-Exempt Continuing Connected Transactions, being material connected transactions requiring independent shareholders’ approval, have been reviewed and consented to by the Audit Committee of the Board and by the Board in accordance with the SSE Guidelines on Connected Transactions. The Company will seek the Independent Shareholders’ approval at the Extraordinary General Meeting for the Non-Exempt Continuing Connected Transactions and the relevant proposed caps on the condition that:

(I)	the annual amount of each category of the Non-Exempt Continuing Connected Transactions shall not exceed the relevant proposed cap;

(II)	(i)	the Non-Exempt Continuing Connected Transactions will be entered into in the ordinary and usual course of business of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties; and

	(ii)	the Non-Exempt Continuing Connected Transactions will be entered into in accordance with the Comprehensive Agreement (for transactions (1)(a), (2)(a) and (2)(b)), and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the HKEx Listing Rules and the Shanghai Listing Rules in relation to each category of the Non-Exempt Continuing Connected Transactions.

2.	REVISED CAPS OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2011

2.1	Background

References are made to the announcement of the Company dated 27 and 28 August 2008 on the websites of the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively in relation to the Continuing Connected Transactions.

The Company has closely monitored the performance of the Continuing Connected Transactions. However, as a result of tax planning, material supply operations for certain local companies of the Company will change from the agency service model to sale and purchase model. Further, property prices have continued to rise since the listing of the Company. The Board considers that the existing annual cap in respect of 2011 for certain categories of the Continuing Connected Transactions, namely the Relevant Categories, may not be able to satisfy the Group’s requirements for the whole year. The Board therefore proposes that the existing annual cap for the Relevant Categories in respect of 2011 (i.e. the Revised 2011 Caps) be revised in order to cater for the Group’s demand for the year ending 31 December 2011. The Revised 2011 Caps are subject to disclosure requirements under the HKEx Listing Rules and the Shanghai Listing Rules.

2.2	The Relevant Categories

2.2.1	Products and services to be provided by CNPC to the Group

The products and services to be provided by CNPC to the Group are expected to be more numerous, both in terms of quantity and variety, than those to be provided by the Group to CNPC. They have been grouped together and categorised into various types. The Board has proposed to revise the annual cap in respect to the following type of products and services for the year ending 31 December 2011:

•

Material supply services, mainly involving the agency services on the procurement of materials both before and after commission and production, including but not limited to purchase of materials, quality control, storage of materials and delivery of materials, which by virtue of its nature, are not covered in the construction and technical services and production services referred to above.

2.2.2	Rentals to be paid by the Group to CNPC in respect of buildings

The Company and CNPC entered into the Buildings Leasing Contract on 10 March 2000 and the Supplemental Buildings Leasing Agreement on 26 September 2002, pursuant to which CNPC has leased to the Company buildings with an aggregate gross floor area of 712,500 square meters, located throughout the PRC for the use by the Company for its business operation including the exploration, development and production of crude oil, the refining of crude oil and petroleum products, the production and sale of chemicals, etc. On 25 August 2011, the Company and CNPC entered into an amended Buildings Leasing Contract, pursuant to which the Company agreed to lease from CNPC buildings with an aggregate gross floor area of approximately 734,316 square metres. Please refer to paragraph 1.4 for further information.

2.3	Historical amounts, existing caps, Revised 2011 Caps and rationale of the Relevant Categories

The Board has proposed that the following maximum transaction value for continuing connected transactions in respect of the Relevant Categories be set as the Revised 2011 Caps of such transactions:

Transactions	Historical amount	Existing 2011 annual cap	Revised 2011 Caps	Basis of determination of the Revised 2011 Caps

(2) Products and services to be provided by CNPC to the Group

(c) Material supply services	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB3,286 million, RMB6,543 million and RMB2,893 million, respectively	For the year ending 31 December 2011, RMB6,985 million	For the year ending 31 December 2011, RMB22,669 million	The proposed revision is due to the change of material supply operations for certain local companies of the Company from the agency service model to sale and purchase model, as a result of tax planning.

(g) Rentals to be paid by the Group to CNPC in respect of buildings	For the two years ended 31 December 2010 and the six months ended 30 June 2011, approximately RMB205 million, RMB195 million and RMB85 million, respectively	For the year ending 31 December 2011, RMB221 million	For the year ending 31 December 2011, RMB771 million	The proposed revision is resulted from the continuous rise in property prices since the listing of the Company.

The continuing connected transactions under the Relevant Categories are and will be conducted in the ordinary and usual course of business of the Company. This category of transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Company and CNPC, the Directors (including the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Relevant Categories of the continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group’s business; (b) the continuing connected transactions under the Relevant Categories have been conducted on normal commercial terms or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the Revised 2011 Caps for the Relevant Categories are fair and reasonable.

2.4	Disclosure and independent shareholders’ approval requirements

2.4.1	Under the HKEx Listing Rules, the Revised 2011 Caps of the following category of Continuing Connected Transactions is exempted from the reporting, announcement and the independent shareholders’ approval requirements set out in Chapter 14A of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 0.1% under Rule 14A.33(3)(a) of the HKEx Listing Rules:

(2)(g)	Rentals to be paid by the Group to CNPC in respect of buildings

2.4.2	Under the HKEx Listing Rules, the Revised 2011 Caps of the following categories of the Continuing Connected Transaction are exempted from the independent shareholders’ approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the HKEx Listing Rules, as each of the percentage ratios under Rule 14.07 of the HKEx Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 5% under Rule 14A.34(1) of the HKEx Listing Rules:

(2)(c)	Material supply services provided by CNPC to the Group

The above continuing connected transactions will be entered into in the ordinary and usual course of business of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties, and in accordance with the relevant agreements and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the HKEx Listing Rules and the Shanghai Listing Rules in relation to the continuing connected transactions under the Relevant Categories.

3.	APPROVAL BY BOARD OF DIRECTORS AND INDEPENDENT SHAREHOLDERS

On 24 and 25 August 2011, the second meeting of the fifth session of the Board was convened by way of a physical meeting, at which the non-connected Directors unanimously approved the resolution on renewing and revising the abovementioned caps. Each of Mr Jiang Jiemin, Chairman of the Company, Mr. Zhou Jiping, Vice Chairman of the Company, and Directors Mr Li Xinhua, Mr Liao Yongyuan, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan has abstained from voting in view of their position as connected directors. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

CNPC is a controlling shareholder of the Company. By virtue of the above, CNPC is a connected person of the Company under the HKEx Listing Rules and the Shanghai Listing Rules. Transactions between the Company and CNPC constitute connected transactions of the Company under the HKEx Listing Rules and the Shanghai Listing Rules. The New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions are subject to approval by the Independent Shareholders under the HKEx Listing Rules and the Shanghai Listing Rules. In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the resolutions approving the New Comprehensive Agreement and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions under the Comprehensive Agreement.

The Audit Committee of the Board has reviewed the New Comprehensive Agreement and Proposed Caps of the Non-Exempt Continuing Connected Transactions, and is of the view that such transactions are in the ordinary course of business of the Company, and have been entered into on normal commercial terms or terms no less favourable to the Company than those with independent third parties. It is also of the view that such transactions are fair and reasonable to, and in the interest of, the Company and the Shareholders as a whole. On such basis, the Audit Committee suggested the non-connected directors of the Company and the Independent Shareholders to consent to such transactions.

Further, an Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

4.	GENERAL INFORMATION

4.1	Information on the Company

The Company and its subsidiaries are mainly engaged in petroleum and natural gas-related activities, including:

(1)	the exploration, development, production and sale of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum products;

(3)	the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(4)	the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

4.2	Information on CNPC

The controlling shareholder of the Company is CNPC. CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council to restructure the predecessor of CNPC, China National Petroleum Company (中國石油天然氣總公司). CNPC is also a state-authorised investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

4.3	Information on CNPC Finance

As approved by the People’s Bank of China and the China Banking Regulatory Commission, the principal business activities of CNPC Finance include providing guarantee to members of the CNPC group, providing entrusted loan and entrusted investment services to members, bill acceptance and discounting for members, internal fund transfer and settlement among members and relevant internal settlement and clearance plans designing, taking deposits from members, providing loans and financing leases to members, underwriting corporate bonds of members of the CNPC group, and investment in marketable securities.

4.4	Information on Kunlun Bank

The principal business activities of Kunlun Bank include taking deposits from the public, providing short-term, medium-term and long-term loans, domestic and overseas fund settlement, bill acceptance and discounting, issuing financial bonds, agency service on issuance of, payment for and underwriting government bonds.

5.	CIRCULAR, VIEWS OF THE INDEPENDENT BOARD COMMITTEE AND ADVICE OF THE INDEPENDENT FINANCIAL ADVISOR

In accordance with the HKEx Listing Rules, the views of the Independent Board Committee as well as the advice of the Independent Financial Advisor to the Independent Board Committee and the Independent Shareholders in respect of the terms and the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions will be stated in a circular to be despatched to the Shareholders.

A circular containing, amongst other things, further information on the terms of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor, together with a notice to convene the Extraordinary General Meeting to approve the Proposed Caps in respect of the Non-Exempt Continuing Connected Transactions, is expected to be issued to the Shareholders on or before 5 September 2011.

6.	APPROVAL OF AGREEMENTS

The Board has approved on the New Comprehensive Agreement, the amended Buildings Leasing Contact and the supplemental agreement to the Land Use Rights Leasing Contract.

Pursuant to the HKEx Listing Rules and the Shanghai Listing Rules, the New Comprehensive Agreement shall also be approved by the Independent Shareholders at the Extraordinary General Meeting, and CNPC and its associates will abstain from voting in view of their interests thereon.

7.	DOCUMENTS FOR INSPECTION

The following documents are available for inspection at the legal address of the Company during its normal business hours:

1.	Resolutions passed at the second meeting of the fifth session of the Board

2.	Opinion of the independent non-executive directors of the Company

3.	Opinion of the Audit Committee of the Board

8.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

“amended Buildings Leasing Contract”	the amended buildings leasing contract entered into between the Company and CNPC on 25 August 2011

“associate(s)”	has the meanings ascribed to it under the HKEx Listing Rules

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“A Shares”	the domestic ordinary shares issued by the Company to domestic investors for subscription and trading and denominated in Renminbi

“Board”	the board of directors of the Company

“Buildings Leasing Contract”	the buildings leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Company buildings located throughout the PRC for the use by the Company for its business operation including the exploration, development and production for a term of 20 years, as amended by a supplemental agreement dated 26 September 2002

“CNPC”	China National Petroleum Corporation, a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, and for the purpose of this announcement, unless otherwise specified, shall include other subsidiaries and units of CNPC (including subsidiaries, branches and relevant units) other than the Group

“CNPC Finance”	中油財務有限責任公司 (China Petroleum Finance Company Limited), owned as to 51% by CNPC and 49% by the Company

“Company”	PetroChina Company Limited, a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H shares of which are listed on the Hong Kong Stock Exchange with American Depository Shares listed on the New York Stock Exchange and the A shares are listed on the Shanghai Stock Exchange

“Comprehensive Agreement”	the comprehensive products and services agreement dated 27 August 2008 entered into between CNPC and the Company regarding the provision by the Group to CNPC and by CNPC to the Group, of a range of products and services from time to time, effective as of 1 January 2009

“Continuing Connected Transactions”	the continuing connected transactions which have been and will continue to be entered into between the Group and CNPC, details of which are set out in section 2 of this announcement

“controlling shareholder”	has the meanings ascribed to it under the HKEx Listing Rules

“Director(s)”	directors of the Company

“Extraordinary General Meeting”	an extraordinary general meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, PRC at 9 a.m. on 20 October 2011 to approve, among other things, the Non-Exempt Continuing Connected Transactions and the Proposed Caps of the Non-Exempt Continuing Connected Transactions

“Group”	the Company and its subsidiaries

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

“HKEx Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the independent committee of the Board, comprising Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu, the independent non-executive Directors of the Company, established for the purpose of reviewing and advising the Independent Shareholders in respect of the New Comprehensive Agreement, the Non-Exempt Continuing Connected Transactions and the relevant Proposed Caps

“Independent Financial Advisor”	CMB International Capital Limited, a licensed corporation carrying out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, and the independent financial advisor appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms and the relevant Proposed Caps in connection with the Non-Exempt Continuing Connected Transactions. It is also engaged by the Company to opine on the duration of the Land Use Rights Leasing Contract (as amended by the supplemental agreement) for a period longer than three years

“Independent Shareholders”	the shareholders of the Company other than the CNPC and its associates

“Jointly-held Entities”	a subsidiary of the Company in which both the Company and CNPC are shareholders, and where CNPC and/or its subsidiaries and/or affiliates (individually or together) is/are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of such company

“Kunlun Bank”	昆侖銀行股份有限公司 (Bank of Kunlun Company Limited), currently owned as to 87% by CNPC

“Land Use Rights Leasing Contract”	the land use rights leasing contract dated 10 March 2000 entered into between the Company and CNPC pursuant to which CNPC has leased to the Company parcels of land in connection with and for the purpose of all aspects of the operations and business of the Group for a term of 50 years

“New Comprehensive Agreement”	the comprehensive products and services agreement dated 25 August 2011 entered into between the Company and CNPC regarding the provision by the Group to CNPC and by CNPC to the Group, of a range of products and services from time to time which shall come into effect on 1 January 2012

“Non-Exempt Continuing Connected Transactions”	the Continuing Connected Transactions under the categories of (1)(a), (2)(a) and (2)(b), as set out in the section headed “Renewal of Continuing Connected Transactions in respect of 2012-2014” in this announcement

“Proposed Caps”	the proposed annual caps in respect of the Continuing Connected Transactions, including the Non-Exempt Continuing Connected Transactions

“PRC” or “China”	the People’s Republic of China (for the purpose of this announcement, excludes Hong Kong, the Macao Special Administrative Region and Taiwan)

“Relevant Categories”	the relevant categories of the Continuing Connected Transactions the annual caps of which for the year ending 31 December 2011 will be subject to revision

“Revised 2011 Annual Caps”	the revised annual caps in respect of the Relevant Categories for the year 2011

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Stock Exchange”	The Shanghai Stock Exchange

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“SSE Guidelines on Connected Transactions”	Guidelines of the Shanghai Stock Exchange on Affiliated Transactions of Listed Companies

“subsidiaries”	has the meanings ascribed to it under the HKEx Listing Rules

“substantial shareholder”	has the meanings ascribed to it under the HKEx Listing Rules

By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board

Beijing, the PRC

25 August 2011

As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.